UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Seadrill Limited

(Exact name of registrant as specified in its charter)

Bermuda	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place, 55 Par-la-Vile Road, Hamilton	HM 11
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common shares, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Seadrill Limited (previously known as Seadrill 2021 Limited) (the “Company”) is an exempted company limited by shares incorporated under the laws of Bermuda with registration number 202100496 and in accordance with the Companies Act 1981 of Bermuda (the “BCA”). The Company was incorporated on October 15, 2021 under the name Seadrill 2021 Limited. On the Effective Date (as defined below), its name was changed to Seadrill Limited. The “Company” also refers to the financial position and results of operations of our predecessor in the context of events before our emergence from Chapter 11 proceedings on the Effective Date.

As previously reported, on February 7, 2021 and February 10, 2021, the Company and the majority of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement. On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement and on September 2, 2021, the Bankruptcy Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, the Company’s Plan of Reorganization was confirmed by the Bankruptcy Court (as so confirmed, the “Plan”). On February 22, 2022 (the “Effective Date”), the Company concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection.

The class of securities to be registered hereby is common shares, par value $0.01 each (the “Common Shares”). The following is a description of the Common Shares and related provisions of the Company’s certificate of incorporation, memorandum of association and bye-laws (the “Bye-Laws”). This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of such documents, which are filed as Exhibits 1.1, Exhibit 1.2 and Exhibit 1.3, respectively, hereto and incorporated herein by reference, and the applicable provisions of Bermuda law.

The Company has been approved to list the Common Shares on the New York Stock Exchange (“NYSE”) under the symbol “SDRL.”

Authorized Capitalization

As of October 12, 2022, the Company has an authorised share capital of 375,000,000 Common Shares, and 49,999,998 Common Shares issued and outstanding.

Common Shares

Voting

At any general meeting, every holder of Common Shares present in person and every person holding a valid proxy shall have one vote on a show of hands. If a poll vote has been demanded, every holder of Common Shares present in person or by proxy shall have one vote for every share held. Unless a different majority is required by law or by the Company’s bye-Laws (the “Bye-Laws”), resolutions to be approved by the holders of Common Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Pursuant to the Bye-Laws, the quorum required for a general meeting of shareholders is two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding Common Shares.

Except where a greater majority is required by the BCA or the Bye-Laws, any question proposed for the consideration of the shareholders at a general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of the Bye-Laws. In case of an equality of votes, the chairman of such meeting shall not be entitled to a second or deciding vote and the resolution shall fail.

Conversion, Redemption and Preemptive Rights

The holders of Common Shares have no conversion, redemption or pre-emptive rights.

Dividend Rights

Under Bermuda law, a company may not declare or pay a dividend or make a distribution out of the contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the Bye-Laws, each Common Share is entitled to dividends if, and when dividends are declared by the Board of Directors of the Company (the “Board”), subject to any preferred dividend right of the holders of any preference shares.

Pursuant to the Bye-Laws, any dividend and/or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.

Capitalization of Profits and Reserves

Pursuant to the Bye-Laws, the Board may (i) capitalize any amount for the time being standing to the credit of the Company’s share premium or other reserve accounts or any amount credited to the Company’s profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares of one class to shares of another class) to the shareholders; or (ii) capitalize any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Rights Upon Liquidation

In the event of a dissolution or winding up of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of Common Shares are entitled to the surplus assets of the Company available for distribution among all shareholders of Common Shares on a pari passu and pro rata basis.

No Liability for Further Calls or Assessments

The Common Shares are duly and validly issued, fully paid and non-assessable (which term means that no further sums are required to be paid by the holders thereof in connection with the issue of such Common Shares).

No Sinking Fund

The Common Shares have no sinking fund rights.

Repurchase

The Company may purchase its own shares for cancellation or acquire them as treasury shares in accordance with the BCA on such terms as the Board shall think fit. The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the BCA.

Restriction on Transfer

Subject to the BCA and to such of the restrictions contained in the Bye-laws as may be applicable and to the provisions of any applicable United States securities laws (including, without limitation, the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder), the shares of the Company are freely transferable. However, the Bye-Laws provide that the Board may decline to register, and may require any registrar appointed by the Company to decline to register, a transfer of a share of the Company or any interest therein held through the Norwegian Central Securities Depository (“VPS”) if such transfer would be likely, in the opinion of the Board, to result in 50% or more of the issued share capital (or of the votes attaching all issued shares in the Company) being held or owned directly or indirectly by persons resident for tax purposes in Norway. A failure to notify the Company of such correction or change can lead to the shareholder’s entitlement to vote, exercise other rights attaching to the shares of the Company or interests therein being sold at the best price reasonably obtainable in all the circumstances. Furthermore, if such holding of 50% or more by individuals or legal persons resident for tax purposes in Norway or connected to a Norwegian business activity, the Bye-Laws require the Board to make an announcement through Oslo Børs, and the Board and the registrar appointed by the Company are then entitled to dispose of Common Shares or interests therein to bring such holding by an individual or legal person resident for tax purposes in Norway or connected to a Norwegian business below 50%—the shares of the Company or interests therein to be sold being first those held by holders who failed to comply with the above notification requirement, and thereafter those that were acquired most recently by the shareholders.

The Company has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of Common Shares. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all Common Shares from and/or to non-residents and residents of Bermuda for exchange control purposes, provided the Common Shares remain listed on an Appointed Stock Exchange (as such is understood under the BCA), which includes the Oslo Stock Exchange (“OSE”) and the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company’s performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company’s business or for the correctness of any opinions or statements expressed in this registration statement. Certain issues and transfers of Common Shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

Notwithstanding anything else to the contrary in the Bye-Laws, shares that are listed or admitted to trading on an Appointed Stock Exchange may be transferred in accordance with the rules and regulations of such exchange. All transfers of uncertificated shares shall be made in accordance with and be subject to the facilities and requirements of the transfer of title to shares in that class by means of the VPS or any other relevant system concerned and, subject thereto, in accordance with any arrangements made by the Board in its discretion in accordance with the Bye-Laws. The Board may in its absolute discretion refuse to register the transfer of a share that is not fully paid. The Board may also refuse to recognize an instrument of transfer of a share unless (i) the instrument is duly stamped and lodged with the Company accompanied by the relevant share certificate to which it relates (if one has been issued) and such other evidence of the transferor’s right to make the transfer as the Board may reasonably require, (ii) the instrument of transfer is in respect of only one class of share and/or (iii) all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda (including the Bermuda Monetary Authority) with respect thereto have been obtained. Pursuant to the Bye-Laws, if the Board is of the opinion that a transfer may breach any law or requirement of any authority or any stock exchange or quotation system upon which any of the Common Shares are listed (from time to time), then registration of the transfer shall be declined until the Board receives satisfactory evidence that no such breach would occur. Subject to these restrictions and any other restrictions in the Bye-Laws and to the BCA and applicable United States laws (including, without limitation, the Securities Act and related regulations), a holder of Common Shares may transfer the title to all or any of its Common Shares by completing an instrument of transfer in the usual common form or in such other form as the Board may approve. The instrument of transfer must be signed by the transferor and, in the case of a share that is not fully paid, the transferee. The Board may also implement arrangements in relation to the evidencing of title to and the transfer of uncertified shares.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, the Company is not bound to investigate or see to the execution of any such trust. The Company will take no notice of any trust applicable to any of the Common Shares, whether or not the Company has been notified of such trust.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year (the “annual general meeting”). However, the shareholders of a company may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. The annual general meeting of the Company shall be held once in every year at such time and place as the Board appoints but in no event shall any such annual general meeting be held in Norway or the United Kingdom.

Pursuant to Bermuda law and the Bye-Laws, the Board may call for a special general meeting whenever they think fit, and the Board must call for a special general meeting upon the request of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right to vote at general meetings. Bermuda law also requires that shareholders of a company are given at least five (5) days’ advance notice of a special general meeting, unless notice is waived. The Bye-Laws provide that the Board may convene a special general meeting whenever in their judgement such meeting is necessary, but in no event shall any such special general meeting be held in Norway or the United Kingdom. Under the Bye-Laws, at least ten (10) days’ notice of an annual general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held. At least ten (10) days’ notice of a special general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time and the general nature of the business to be considered at the meeting. No business shall be conducted at any annual general meeting or any a special general meeting except for the business set forth in the notice of such meeting provided to each shareholder of the Company. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; and (ii) in the case of a special general meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving the right to attend and vote at such meeting. Pursuant to the Bye-Laws, the quorum required for a general meeting of shareholders is two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding Common Shares.

The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice does not invalidate the proceedings at that meeting.

The BCA provides that, unless otherwise provided in a company’s bye-laws, shareholders may take any action by resolution in writing provided that notice of such resolution is circulated, along with a copy of the resolution, to all shareholders who would be entitled to attend a meeting and vote on the resolution. Such resolution in writing must be signed by the shareholders of the company who, at the date of the notice, represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders. The BCA provides that the following actions may not be taken by resolution in writing: (1) the removal of the company’s auditors and (2) the removal of a director before the expiration of his or her term of office.

The Bye-Laws provide that anything which may be done by resolution of the Company in a general meeting or by resolution of a meeting of any class of the shareholders may be done by written resolution in accordance with the Bye-Laws.

Shareholder Proposals

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

The Bye-Laws establish an advance notice procedure that must be followed by shareholders if they wish to nominate candidates for election as directors at a general meeting of shareholders. The Bye-Laws provide generally that, if a shareholder desires to propose a candidate for election as a director at (a) an annual general meeting, then such shareholder must give notice not less than 90 days nor more than 120 days prior to the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made; and (b) a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made. The notice must contain specified information concerning the nominee and the shareholder submitting the proposal including its beneficial owner. Any shareholder may propose or nominate persons to the Board, however only nominees proposed by one or more shareholders holding at least 10% of the issued and outstanding shares of the Company must be included on the slate of nominees put before the shareholders for consideration.

Disclosure of Material Interest

The Bye-Laws provide that, where the requirements of the OSE require any person acquiring or disposing of an interest in the Common Shares to give notification of such change in interest, such person must immediately notify the registrar appointed by the Company of the acquisition or disposal and of its resulting interest, following which, the registrar appointed by the Company will notify the OSE. If a person fails to provide such notification, the Board shall require the registrar appointed by the Company to serve the person with notice, requiring compliance with the notification requirements and inform him or her that pending such compliance the registered holder of the Common Shares shall have suspended its entitlement to vote, exercise other rights attaching to the Common Shares and receive payment of income or capital.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Pursuant to Bermuda law, unless the bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Bye-Laws provide that any such amalgamation or merger must be approved by the affirmative vote of at least (i) a majority of the votes cast at a general meeting of the Company at which the quorum shall be two or more shareholders throughout the meeting and representing in person or by proxy in excess of 25% of the total voting rights of all issued and outstanding shares of the Company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the relevant general meeting of shareholders, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Compulsory Acquisition of Shares Held by Minority Shareholders

An acquiring party is generally able to acquire compulsorily the common shares of a minority shareholder of a Bermuda company in the following ways:

a. By procedure under the BCA known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Bermuda Registrar of Companies, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.

b. If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any non-tendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-tendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

c. Where the acquiring party or parties hold not less than 95% of the shares or class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Restrictions on Business Combinations.

As a Bermuda company, the Company is not subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with interested shareholders.

Anti-Takeover Considerations

Some provisions of Bermuda law and the Bye-Laws summarized above could make certain change of control transactions or changes to management more difficult. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a shareholder might consider in its best interest.

Amendment of the Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended in the manner provided for in the BCA, i.e. by a resolution passed by its Board and resolution at a general meeting of shareholders. Pursuant to the Bye-Laws, no bye-law may be rescinded, altered or amended and no new bye-law may be made, save in accordance with the BCA, and until the same has been approved by a resolution of the Board and by a resolution of the shareholders including the affirmative vote of not less than two-thirds of all votes cast at a general meeting.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the Company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the BCA. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the Company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application or by one or more of their numbers as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is Computershare Inc.

Registration Rights Agreement

Pursuant to the Plan, on February 22, 2022, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain holders of Common Shares and the Company’s convertible notes (“Holders”). The Registration Rights Agreement, among other things, grants Holders demand and shelf registration rights as well as piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Pursuant to their registration rights, Holders have the right to request in writing that the Company register for resale all or part of the Registrable Securities (as defined in the Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 2.2 and incorporated by reference herein.

Item 2. Exhibits.

Exhibit Number	Name of Exhibit

1.1	Certificate of Incorporation of Seadrill 2021 Limited delivered October 21, 2021 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on April 29, 2022).

1.2	Memorandum of Association of Seadrill 2021 Limited (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed on April 29, 2022).

1.3	Bye-Laws of Seadrill Limited (incorporated by reference to Exhibit 1.4 to the Company’s Annual Report on Form 20-F filed on April 29, 2022).

2.1	Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, as confirmed by the Bankruptcy Court on October 26, 2021 (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed on April 29, 2022).

2.2	Registration Rights Agreement (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed on April 29, 2022).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

By:	/s/ Grant Creed
	Name:	Grant Creed
	Title:	Chief Financial Officer of Seadrill Management Ltd. (Principal Financial Officer of Seadrill Limited)

Dated: October 12, 2022